

Mail Stop 4561

November 19, 2008

Robert D. Davis
President and Chief Executive Officer
VIST Financial Corp.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

>   **Re: VIST Financial Corp.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 12, 2008**
>   **File No. 000-14555**

Dear Mr. Davis:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney